March 16, 2015

By EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:                      Patrick Gilmore, Accounting Branch Chief

Re:          PTC Inc.
Form 10-K for the Fiscal Year Ended September 30, 2014
Filed November 26, 2014
Form 8-K filed November 5, 2014
File No. 000-18059

Ladies and Gentlemen:

We refer to Patrick Gilmore’s letter dated March 3, 2015 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K filed November 26, 2014 (the “2014 Form 10-K”) and the Form 8-K filed November 5, 2014 by PTC Inc. (the “Company”).  Please find our response to the Staff’s comments below.  For your convenience, each of the comments in Mr. Gilmore’s letter is restated below, followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2014
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Income Taxes, page 26

1.
We note in your tax rate reconciliation on page F-21 the impact that the line item “foreign rate differences” has on your effective tax rate. Please tell us what consideration you gave to providing a discussion that explains the relationship between foreign and domestic tax rates. In this regard, to the extent that any specific foreign jurisdictions had a more significant impact on your foreign rate differential and effective tax rate, tell us how you considered disclosing this information for each period presented as well as providing a discussion of how potential changes in such foreign jurisdictions may impact your results of operations. As part of your response, please provide us with this information for each period presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response:

We respectfully advise the Staff that our effective tax rate on foreign earnings is impacted by the level and mix of income and the statutory tax rates in more than 25 jurisdictions in which we operate.  However, our subsidiaries organized in Ireland regularly represent the significant portion of our foreign earnings that are subject to foreign tax rates lower than the U.S. statutory rate.

We considered and disclosed on page 26 of the 2014 Form 10-K the items that had an unusual, infrequent and significant impact to our benefit for income taxes for fiscal 2014, 2013 and 2012, which included our corporate structure in which our foreign taxes are at a net effective rate lower than the U.S. rate, the releases and establishments of valuation allowances, research and development cost sharing prepayments, foreign withholding taxes, benefits recorded at the conclusion of foreign tax audits, legislative changes and entity restructuring.

However, we appreciate the Staff’s comment, and in future filings, we intend to include in Management’s Discussion and Analysis of Financial Condition and Results of Operations, where material, additional information regarding our foreign effective tax rate, the primary jurisdictions impacting such rate and a cross-reference to additional information in our tax footnote, in substantially the following form:

“A significant amount of our foreign earnings is generated by our subsidiaries organized in Ireland.  In 2014, 2013 and 2012 the foreign rate differential predominantly relates to these Irish earnings.”

In addition, we will describe any known trend or uncertainty pertaining to any such foreign jurisdiction that we believe would have a material impact on our results of operations.

Form 8-K Filed November 5, 2014

2.
We note in Exhibits 99.1 and 99.2 of your earnings release your discussion of the results of the fourth quarter and year-end financial results appears to provide greater prominence to your non-GAAP measures than your GAAP measures. For example, in your “Results Commentary” in Exhibit 99.1 you discuss non-GAAP earnings per share and revenue without providing a discussion of the most directly comparable GAAP measurement. Similarly, in your “Q4 FY’14 – Key Points” discussion in Exhibit 99.2 you only discuss the period over period changes for your non-GAAP measures without providing a discussion of the period over period changes in your most directly comparable GAAP measurements. Please explain to us why you believe your discussion of your results complies with the guidance in Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K, which require a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

Response:

The Company acknowledges the Staff’s comment.  Although we have tried to present the information we believe to be most meaningful to investors in a format that would be most useful, we will ensure that in the future, our disclosures furnished pursuant to Item 2.02 of Form 8-K comply in all respects with Instruction 2 to Item 2.02 and Item 10(e)(1)(i)(A) of Regulation S-K, including the requirement that when non-GAAP financial measures are presented, the most directly comparable financial measure presented in accordance with GAAP is presented with equal or greater prominence.

3.
We note your discussion of the non-GAAP measure “free cash flow” in Exhibit 99.2.  Please tell us your consideration for including the reasons why you believe this non-GAAP measure provides useful information to investors regarding your financial condition and results of operations in your “Important Information About Non-GAAP References” disclosure.  Refer to Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K.

Response:

The Company respectfully submits that our explanation of the importance of this measure appears on page 3, under the heading, “Delivering value for shareholders; long-term financial targets,” and on page 19, under “Free cash flow return,” where we inform investors that we have committed to a long-term goal of returning approximately 40% of our free cash flow to shareholders via stock repurchases.  The numerical information under “Free cash flow return” provides the substantive information investors can use to evaluate our performance in that regard. However, in response to the Commission’s comment, we will also provide such information in “Important Information About Non-GAAP References” in future filings and will endeavor in future filings to make it more clear that this information is responsive to Item 10(e)(1)(i)(C) of Regulation S-K.

*   *   *   *   *   *   *

In response to the Staff’s request, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (781) 370-6971.

Very truly yours,

PTC INC.

/s/ Andrew Miller

Andrew Miller
Executive Vice President, Chief Financial Officer